Filed Pursuant to Rule 424(b)(3)

Registration No. 333-157688

NORTHSTAR REAL ESTATE INCOME TRUST, INC.
SUPPLEMENT NO. 4 DATED JUNE 6, 2012
TO THE PROSPECTUS DATED APRIL 16, 2012

This document supplements, and should be read in conjunction with, our prospectus dated April 16, 2012, Supplement No. 1 dated April 16, 2012, Supplement No. 2 dated May 14, 2012 and Supplement No. 3 dated May 30, 2012.  The purpose of this Supplement No. 4 is to disclose:

•                  the status of our initial public offering;

•                  the reelection of our directors; and

•                  the reappointment of our officers.

Status of Our Initial Public Offering

We commenced our initial public offering of $1,100,000,000 in shares of common stock on July 19, 2010, of which $1,000,000,000 in shares can be issued pursuant to our primary offering and $100,000,000 in shares can be issued pursuant to our distribution reinvestment plan, or DRP. We refer to our primary offering and our DRP collectively as our offering.

As of June 4, 2012, we raised total gross proceeds of $300.5 million, including capital raised in connection with our merger with NorthStar Income Opportunity REIT I, Inc.

As of June 4, 2012, we received and accepted subscriptions in our offering for an aggregate of 27,488,293 shares, or $273.6 million, including 466,025 shares or $4.2 million sold to NorthStar Realty Finance Corp. pursuant to our distribution support agreement. As of June 4, 2012, 83,038,023 shares remained available for sale under our offering. Our primary offering is expected to terminate on or before July 19, 2013, unless extended by our board of directors as permitted under applicable law and regulations.

Reelection of Directors

At our 2012 annual meeting of stockholders held on June 6, 2012, all directors nominated by our board of directors were reelected to serve until the 2013 annual meeting of stockholders and until their respective successors are duly elected and qualified.

The voting results for each of the four persons nominated were as follows:

Nominee	Votes For	Votes Withheld

David T. Hamamoto	12,720,282	227,084
Jonathan T. Albro	12,733,382	213,984
Charles W. Schoenherr	12,728,307	219,059
Jack F. Smith, Jr.	12,726,382	220,984

Reappointment of Officers and Other Key Professionals

On June 6, 2012, our board of directors unanimously reappointed the following officers to hold office until the next annual meeting of our board of directors or until their respective successors have been elected:

Name	Title

David T. Hamamoto	Chairman of the Board and Chief Executive Officer
Daniel R. Gilbert	President and Chief Investment Officer
Albert Tylis	Chief Operating Officer

Debra A. Hess	Chief Financial Officer and Treasurer
Ronald J. Lieberman	General Counsel and Secretary
Neil Cohen	Director of Operations